UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chaffe Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 St. Charles Ave. Suite 1410
(No. and Street)

| New Orleans | LA | 70170 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Vanessa Claiborne | 504-524-1801 | vbrown@chaffe-associates.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins, LLC
(Name – if individual, state last, first, and middle name)

| 5100 Village Walk Suite 300 | Covington | LA | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 669 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Vanessa Brown Claiborne _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chaffe Securities, Inc. _____, as of March 23 _____, 2026 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
FINOPS

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# CHAFFE SECURITIES, INC.

Audit of Financial Statement

December 31, 2025

Public Report

# Contents



**MAULDIN & JENKINS**

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Chaffe Securities, Inc.

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2025 and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Mauldin & Jenkins, LLC*

We have served as the Company's auditor since 2010.

Covington, LA
March 20, 2026

**CHAFFE SECURITIES, INC.**
**Statement of Financial Condition**
**December 31, 2025**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 240,369 |
| Prepaid expenses and other assets | | 6,181 |
| **Total Assets** | $ | 246,550 |

**Liabilities and Stockholder's Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 33,535 |
| **Total Liabilities** | | 33,535 |

**Stockholder's Equity**

| | |
|---|---|
| Common Stock - $.65 Par Value | |
| 10,000 Shares Authorized, Issued and Outstanding | 6,500 |
| Additional Paid-In Capital | 387,475 |
| Retained Deficit | (180,960) |
| **Total Stockholder's Equity** | 213,015 |

| | | |
|---|---|---|
| **Total Liabilities and Stockholder's Equity** | $ | 246,550 |

The accompanying notes are an integral part of this financial statement.

## Note 1.    Summary of Significant Accounting Policies

### Business of the Company

Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services, the Company's only segment. The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

### Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns investment banking revenue from private placements of securities and advisory fees generated in connection with mergers and acquisitions. Such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon completion of the transaction. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of each contract, and such fees are collected based on the terms of each contract. All revenues in this audit period were fully earned upon completion of each related transaction.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are primarily general demand for debt and equity offerings in the United States. The Company has elected the "Right to invoice" practical expedient method under ASC 606-10-55-18.

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred income (contract liability) until the performance obligations are satisfied.

## Note 1.    Summary of Significant Accounting Policies (continued)

### Revenue Recognition (continued)

Costs incurred in fulfilling contracts with point-in-time revenue recognition are recorded as a contract asset when the costs (i) relate directly to a contract, (ii) generate or enhance resources of the Company that will be used in satisfying performance obligations, and (iii) are expected to be recovered. The Company amortizes the contract asset costs related to fulfilling a contract based on recognition of fee revenues for the corresponding contract.

Costs incurred in fulfilling a contract with over-time revenue recognition are expensed as incurred. There were no contract assets or contract liabilities at December 31, 2025 and 2024.

### Segment Reporting

Effective January 1, 2024, the Company adopted New Segment Reporting Standard ASC 280, which requires enhanced disclosures regarding operating segments. After reassessing its reporting structure under the new guidance, the company determined that it continues to operate as a single reportable segment. The Company's chief operating decision maker has been identified as the Chief Executive Officer ("CODM"), who reviews operating results to make decisions about allocating resources and assessing financial performance.

### Receivables from Customers and the Allowance for Credit Losses

Receivables relate to investment banking fees and are carried at the original invoice amount.  The carrying amount of the accounts receivable is reduced by the allowance for credit losses.

The Company uses an allowance method for the recognition of credit losses. In determining the allowance, management considers various factors including considering a customer's financial condition, credit history, and current economic conditions. As of December 31, 2025, there was no allowance for credit losses and no bad debts were charged to the operations for the year ended December 31, 2025.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain.  The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

---

### Note 1.    Summary of Significant Accounting Policies (continued)

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Management estimated 2025 federal and state income tax expense.   Actual results could differ from those estimates.

**Concentration of Credit Risk**
The Company maintains its cash in various bank accounts that, at times, may exceed federally insured limits.

**Recent Accounting Pronouncements**
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring additional disaggregation of information in the rate reconciliation, including specific categories and greater detail on significant reconciling items, as well as expanded disclosures of income taxes paid by jurisdiction.

The standard is effective for annual periods beginning after December 15, 2024. The amendments may be applied on a prospective basis, with retrospective application permitted.

The adoption of this standard did not have an impact on the Company's financial position, results of operations, or cash flows, as the guidance primarily affects disclosures.

### Note 2.    Related Party Transactions

The Company is managed by its Parent.  The Company paid Chaffe & Associates, Inc. management fees totaling $36,000 and reimbursed expenses totaling $4,109,890 during the year ended December 31, 2025.

### Note 3.    Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2025, the Company had net capital of $206,834, which was $201,834 in excess of its required net capital of $5,000.  The Company's Aggregate Indebtedness to Net Capital ratio was .1621 to 1 at December 31, 2025.

### Note 4. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through March 20, 2026, the date this financial statement was issued. There were no material subsequent events that required recognition or additional disclosure in this financial statement.